Exhibit (a)(5)(B)
To All Employees:
You’ll remember that on November 3, 2008, Actuate Corporation announced it will conduct a tender offer to buy back stock from those of our stockholders who wish to participate. Today we commenced the tender offer to the public and filed the appropriate paperwork with the Securities and Exchange Commission. The tender offer will expire at 5:00 p.m. New York City time on December 5, 2008.
In the tender offer, assuming specified conditions are met, the Company will purchase up to 19,047,619 shares of Actuate common stock at a price range of $3.15 to $3.40 per share. The mid-point of this range represents a premium of approximately 14.91% over Actuate’s closing stock price the day before we announced the tender offer of $2.85 per share. The final purchase price within the range will be determined pursuant to a modified Dutch Auction as described in the tender offer documents.
If you are an Actuate stockholder (except an executive officer or director of the Company), you may participate in the tender offer if you choose. Also, any employee (except an executive officer or director of the Company) who holds vested options but is not currently a stockholder may participate in the tender offer if he or she exercises those vested options by 2 p.m. Pacific Time on November 26, 2008 (or if the offer is extended in the future, at least 5 business days before the expiration of the offer) AND properly tenders the resulting shares to the company as part of the tender offer.
Today a mailing is going out to all stockholders of record containing the tender offer documents dated November 5, 2008. Detailed instructions on how to tender your shares will be included in those materials. However, optionholders who don’t hold any stock currently will NOT be receiving any materials in the mail. If you hold vested options and are interested in exercising them by the deadline and participating in the tender offer, you may contact D.F. King & Co., Inc., the Information Agent for the tender offer, at (800)488-8095 (toll free) to request a copy of the tender offer materials.
Please be advised that neither the Company, nor its officers or directors, the information agent, the dealer-manager or the depositary make any recommendation as to whether any stockholder or optionholder should tender his or her shares.